Linklaters LLP 1290 Avenue of the Americas New York, NY 10104 Telephone (+1) 212 903 9000 Facsimile (+1) 212 903 9100 matthew.poulter@linklaters.com

March 24, 2025

Mr. Jones and Mr. Kruczek
Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Moolec Science SA Amendment No. 1 to Registration Statement on Form F-4 Filed March 10, 2025 File No. 333-284744

Dear Mr. Jones and Mr. Kruczek:

On behalf of our client, Moolec Science SA, a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated March 20, 2025. In connection with such responses, the Company will be filing publicly, electronically via EDGAR, an amendment to its registration statement on Form F-4 filed with the Commission on March 24, 2025 (the “Registration Statement”).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-4 filed March 10, 2025

Exhibits

1.	We note your response to prior comment 3. Please file as Exhibit 8.1 a revised opinion that states clearly that the disclosure in the Prospectus under the heading “Luxembourg Tax Considerations” is the opinion of counsel and includes counsel’s consent. Refer to Section III.B.2. of Staff Legal Bulletin 19.

In response to the Staff’s comment, the Company has filed an amended opinion as Exhibit 8.1, containing revised disclosures set forth in paragraphs 4.1 and 7.3 on pages 2 and 3, respectively, of Exhibit 8.1 (See “Confirm that the statements contained in the section of the Prospectus […].” and “We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement […].” ) of the Registration Statement.

2.	We note your response to prior comment 4. Please file as Exhibit 8.3 a revised opinion that states clearly that the disclosure in the Prospectus under the heading “Cayman Islands Tax Considerations” is the opinion of counsel and includes counsel’s consent to the filing of this exhibit and to the reference to its name in each location. Refer to Section III.B.2. of Staff Legal Bulletin 19.

In response to the Staff’s comment, the Company has filed an amended opinion as Exhibit 8.3, containing revised disclosures set forth on page 1 of Exhibit 8.3 (See “This opinion is given in accordance with the Cayman Islands Tax Considerations section of the Registration Statement.”) of the Registration Statement. Further, the Company clarifies that the opinion filed contains the counsel’s consent to the filing of Exhibit 8.3, which is set forth in paragraph 6 on page 3 of Exhibit 8.3 (See “We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and also consent to the reference to this firm […].”) of the Registration Statement.

If you have any questions or comments concerning this filing or require any additional information, please do not hesitate to call me at (212) 903-9306.

Sincerely,

/s/ Matthew S. Poulter

Matthew S. Poulter